Exhibit 23.3

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of ZW Data Action Technologies Inc. (formerly known as ChinaNet Online Holdings, Inc. or the “Company”) on Form S-8, of our report dated April 15, 2019, with respect to our audit of the consolidated financial statements of ZW Data Action Technologies Inc. as of December 31, 2018 and for the year ended December 31, 2018 appearing in the Annual Report on Form 10-K of ZW Data Action Technologies Inc. for the year ended December 31, 2019, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern.

/s/ Marcum Bernstein & Pinchuk llp

Marcum Bernstein & Pinchuk llp

New York, NY

February 5, 2021